November 4, 2005

Mr. R. Patrick Murray, II, Vice President and Chief Financial
Officer

Calumet Specialty Products Partners, L.P.
2780 Waterfront
Pkwy E. Drive, Suite 200
Indianapolis, Indiana 46214

      Re:	Calumet Specialty Products Partners, L.P.
      	Registration Statement on Form S-1
      Filed October 7, 2005
      File No. 333-128880

Dear Mr. Murray:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel.
You
can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

3. We note the inclusion of a glossary. While this is helpful, key terms such as "subordination period" and "subordinated units," among others, should also be defined the first time they are used rather than requiring the reader to go back and forth within the prospectus.
Revise your filing accordingly.

4. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

5. Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of competitive strengths, business strategy, and risks in the Summary and
Risk Factors and again in MD&A.

6. We note that you omit information required by Regulation S-K.
Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 7, 36, 72,
112,
and 130 for example.

7. Please update your disclosure with each amendment to the most recent practicable date. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

8. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

9. Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented. Also label the columns "audited" or "unaudited."

Prospectus Cover Page

10. As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

11. Provide updated and current disclosure throughout the prospectus.
For example, update the status of your application with the NASDAQ National Market.



Prospectus Summary, page 1

12. We note your various claims of leadership, here and elsewhere in the prospectus, such as your statement that you are "one of the largest producers of high-quality, specialty products and fuel products." Provide with us with objective support for these types of statements and claims. If you cannot provide such support, delete that language.

13. Explain the term "crack spread."

Organizational Structure After the Transactions, page 6

14. Identify, in the chart, the person(s) who control Calumet LP
GP,
LLC.

Non-GAAP Financial Measure, page 13

15. Please consider whether your non-GAAP measure EBITDA is a liquidity measure. If it is a liquidity measure, it should be reconciled to cash flows from operating activities as well as to net income. We note that it is used by your management and others to assess your ability to generate cash, which indicates that it is used not just as a performance measure but also as a liquidity measure.

Risk Factors, page 14

16. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the first one. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

17. In a number of places in the risk factor section you use variations of the phrase "material adverse effect." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you "cannot assure" a particular outcome, revise to state the risk plainly and directly.

18. We note your disclosure on page 24 concerning potential increases in your operating costs and disruptions to your ability to produce and ship certain products as a result of the recent hurricanes.
Please
expand your disclosure to quantify any material increases in costs or disruptions to date.

19. We note your disclosure on page 24 regarding a collective bargaining agreement that expires in 2005. Please expand your disclosure to elaborate on the status of that agreement.

We may not have sufficient cash from operations...., page 14

20. Indicate that, historically, you would not have been able to make the estimated cash distributions and your estimate cash available for distribution exceeds the estimated cash distribution by at most
1%.

We depend on key personnel...., page 24

21. Please indicate whether you carry key man insurance.

Use of Proceeds, page 35

22. Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the current revolving credit facility and the new credit facilities.

Our Cash Distribution Policy and Restrictions on Distributions,
page
38

Rationale for Our Cash Distribution Policy, page 38

23. Revise this section to provide additional key facts about your cash distribution policy, rather than simply offering a cross-reference. For example, state the dividend amount, the attributes including whether the dividends are cumulative, and whether you historically have paid cash distributions.

Limitations on Cash Distributions..., page 38

24. Revise this section to add that not only is there no guarantee that unitholders will receive quarterly distributions, but also that unitholders have no contractual or other legal right to the quarterly distributions.

25. Revise this section to add that the amount of the quarterly distributions is also subject to covenant restrictions under your current and anticipated credit facilities.

Pro Forma Cash Available for Distribution..., page 40

Unaudited Pro Forma Cash Available for Distribution, page 42

26. Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Estimated Cash Available for Distribution, page 43

27. Clarify whether you have included all operating subsidiaries when calculating your estimated cash available for distribution.

Assumptions and Considerations, page 46

28. Revise this section to ensure that each revenue or expense you anticipate over the next four quarters is balanced with comparable historical amounts. For example, in the third bullet point, it is not clear why you believe your average realized Gulf Coast 2/1/1 crack spread will be $14.80 per barrel in light of the other amounts presented.

29. As part of the tables entries, please include relevant footnotes to clarify the source and relevance of the figures for any entry that is not self-explanatory.

30. We note that your estimated cash available for distribution exceeds the total minimum annual cash distribution by 1% or less regardless of whether the over-allotment option is exercised.
Your
estimate assumes a 149.2% increase in Gross Profit, a 14% increase in
Sales from Specialty Products and a 141.1% increase in sales from Fuel
Products. It would appear that if you experienced a less than significantly smaller increase in those areas, you would not be able to cover your estimated cash distribution. To the extent determinable, include some sensitivity analysis for your quantified assumptions to indicate either a breakeven level for each or the impact of level of change for each on your ability to pay the estimated cash distribution.

31. Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. We note that your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations.

Also, clarify whether you assume all debt will be refinanced as it comes due since you do not intend to build-up cash to meet repayment obligations.

32. It is not clear whether your "replacement and environmental capital expenditures" are the only maintenance and capital expenditures that you anticipate. Please clarify and quantify any other such expenditures.

33. Describe any debt covenants that would limit your ability to make the cash distributions and disclose whether you would be in compliance with those covenants based on your forward-looking operating results and expected cash flow information.

How We Make Cash Distributions, page 49

Intent to Distribute the Minimum Quarterly Distribution, page 49

34. Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you
"intend" or "expect" to declare and pay. Please revise where appropriate throughout your filing.

Subordination Period, page 51

35. This discussion is not clear to someone who is not already familiar with the filing. Revise it to make clear who holds the subordinated units, why their units are deemed to "subordinated" and the practical effect of the subordination period.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Sales Volumes, page 61

36. Explain why sales volumes are "driven by the volumes of crude oil
and feedstocks that we run at our refineries."   Intuitively, it
would
seem that sales volume is driven by demand rather than supply.

Contractual Obligations and Commercial Commitments, page 72

37. Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.

Management, 97

38. We note that your partnership agreement limits your general partner`s fiduciary duties to your unitholders. Please reiterate that each time you discuss how your general partner owes a fiduciary to your unitholders.

Security Ownership of Certain Beneficial Owners and Management,
page
102

39. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities held by each of the beneficial owners. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Certain Relationships and Related Transactions, page 103

Sales to Bareco Joint Venture, page 105

40. Please disclose the reasons for the dissolution of the Bareco joint venture in 2004. We note the extensive decrease in sales.





The Partnership Agreement, page 114

Voting Rights, page 115

41. We note that various matters require the approval of a "unit majority." Please also identify the number of unitholders that must be present at a meeting to constitute a quorum.

Investment in Calumet Specialty Products Partners, L.P....,page
143

42. Revise your statement that the reader "should" consult with his/her own counsel as the term "should" suggests obligation.
You
may replace the admonition with language to the effect that you recommend or encourage that consultation.

Underwriting, page 134

43. We note that your underwriters may engage in an electronic offer,
sale or distribution of the shares.  Please describe their
procedures
to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly
supplement
your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the
Securities Act.  In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;
* how offers and final confirmations will be made; and
* the funding of an account and payment of the purchase price.

We may comment further.

44. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

45. Please provide the following information with respect to your directed unit program:

(a) Tell us the approximate percentage of common stock and dollar value you plan to offer in this program.

(b) Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c) Provide a more detailed description of the Directed Unit
Program
and the mechanics of the offering.

(d) Specify the party or parties that will administer the program.

(e) Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h) Provide us with all materials sent and that you plan to send to potential direct unit participants.

(i) Describe in adequate detail any account funding requirements.

We may issue additional comments.

Unaudited Pro Forma Financial Statements, page F-2

46. Clarify which historical data is audited and which is unaudited.

47. Please explain to us why you have not made an adjustment to eliminate the revenues, expenses, and equity method earnings/losses relating to the Rouseville wax processing facility, the Reno wax packaging facility, and the Bareco wax marketing joint venture.

48. Tell us whether or not your earnings per share is calculated in accordance with EITF 03-06 and why.




Financial Statements of Calumet Lubricants Co., Limited
Partnership,
page F-8

Consolidated Statements of Operations, page F-10

49. We note that you include a subtotal of operating costs and expenses that excludes restructuring, decommissioning and asset impairment expenses. It appears that this subtotal is a non-GAAP measure. As such, it should be removed from the face of your financial statement.

50. Please tell us what consideration you gave to including your transportation costs as a component of costs of sales.

51. Please explain to us the consideration that you gave to recording the results of the Rouseville wax processing facility and the Reno wax packaging facility as discontinued operations.

52. Please explain to us whether you have recorded asset retirement obligation expense relating to the assets that will be contributed to
Calumet Specialty Products Partners, L.P. Also, tell us what consideration you gave to discussing FIN 47 as a new accounting pronouncement in footnote 2.

Note 2 -  Summary of Significant Accounting Policies, page F-13

Revenue Recognition, page F-16

53. You state that you recognize revenue when ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment. Please expand your disclosure to discuss when revenue is recognized when it is not recognized upon shipment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sandra Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact Jason Wynn at (202) 551-3756 or me at
(202)
551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	S. Eisen
	K. Calder
      J. Wynn

      via facsimile
	David Oelman and Catherine Gallagher
      Vinson & Elkins L.L.P.
            (713) 615-5861

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Mr. R. Patrick Murray, II
Calumet Specialty Products Partners, L.P.
November 4, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010